Goldman Sachs & Co. LLC

200 West Street
New York, NY 10282

J.P. Morgan Securities LLC
383 Madison Avenue

New York, NY 10179

Morgan Stanley & Co. LLC
1585 Broadway
New York, NY 10036

May 21, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Barbara C. Jacobs; Edwin Kim

Re:	GreenSky, Inc. Registration Statement on Form S-1 (File No. 333-224505)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters, hereby join in the request of GreenSky, Inc. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on May 23, 2018 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we advise you that from May 14, 2018 through the date hereof, we have effected the following distribution of the Company’s Preliminary Prospectus dated May 14, 2018:

Preliminary Prospectus dated May 14, 2018:

7,566 copies to prospective underwriters, institutional investors, dealers and others.

We advise that we have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
J.P. MORGAN SECURITIES LLC
MORGAN STANLEY & CO. LLC

As Representatives of the several Underwriters

By: GOLDMAN SACHS & CO. LLC

By:	/s/ Adam Meister
Name:	Adam Meister
Title:	Managing Director

By: J.P. MORGAN SECURITIES LLC

By:	/s/ Alaoui Zenere
Name:	Alaoui Zenere
Title:	Vice President

By: MORGAN STANLEY & CO. LLC

By:	/s/ Salvatore Giglio
Name:	Salvatore Giglio
Title:	Vice President

GreenSky, Inc. IPO – Signature Page to Underwriter Acceleration Request